        1                                                       Exhibit - 20


                   NEWS FOR IMMEDIATE RELEASE
                   --------------------------

February 9, 1996

NEWS RELEASE:                   Wesbanco, Inc.
-------------                   One Bank Plaza
                                Wheeling, WV  26003

                                and


                                Bank of Weirton
                                333 Penco Road
                                Weirton, WV  26062



RELEASE IMMEDIATELY:            For Further Information Contact:
--------------------            Edward M. George
                                President & CEO
                                304-234-9208

                                or

                                George M. Molnar
                                Chairman of the Board & President
                                Bank of Weirton
                                304-797-8000


	    WESBANCO AND BANK OF WEIRTON ANNOUNCE MERGER
	    --------------------------------------------
	Wesbanco, Inc. (Nasdaq: WSBC) and Bank of Weirton jointly announced today that they have entered into a Definitive Agreement and Plan of Merger providing for the merger of Bank of Weirton (hereinafter called "Weirton"), a banking corporation headquartered in Weirton, West Virginia, to merge with Wesbanco Bank Wheeling, a Wesbanco affiliated West Virginia banking corporation, with its principal office and place of business in Wheeling, West Virginia. The joint announcement was made by Edward M. George,
President and Chief Executive Officer of Wesbanco, and George M. Molnar,
Chairman of the Board and President of Weirton.

	Weirton operates two banking facilities in Weirton, Hancock County, West Virginia, with its main office facility located at 333 Penco Road in Weirton, and a branch office located at 3425 Main Street, Weirton. As of December 31, 1995, Bank of Weirton had total assets of approximately $177,126,000, total deposits of approximately $139,370,000 and total loans outstanding of approximately $43,352,000.

	Wesbanco presently operates five banks in West Virginia, with 32 offices, and one bank in Ohio, with five offices. Total assets of Wesbanco at December 31, 1995, were $1,371,793,000, total deposits were $1,115,473,000 and total equity was $170,040,000.

	Under the terms of the Definitive Agreement and Plan of Merger, Wesbanco will exchange 130 shares of Wesbanco's common stock for each share of Weirton's common stock outstanding in a tax free exchange. The merger, which is based on a fixed exchange ratio, will be accounted for as a pooling of interests. The transaction is valued at approximately $45,600,000, based on the current market price of $27.00 per share for Wesbanco common stock. In addition, certain shareholders of Bank of Weirton have executed a Stockholders Agreement to vote their individual securities in favor of the proposed merger, subject to certain conditions and understandings between the parties.

	George M. Molnar, Chairman of the Board and President of Weirton, will continue to serve as President of the Weirton Division of Wesbanco Bank Wheeling and will become Chairman of the Weirton Advisory Board.
Additionally, George M. Molnar and Donald R. Donell, current Directors of Weirton, will be elected to the Board of Directors of Wesbanco Bank Wheeling, and George M. Molnar will be elected to the Executive Committee of Wesbanco Bank Wheeling. Also, George M. Molnar and R. Peterson Chalfant will be appointed to the Board of Directors of Wesbanco with George M. Molnar also being appointed to the Executive Committee of the Board of Directors of Wesbanco.

	The transaction, which is subject to, among other things, approval by the appropriate regulatory authorities and the stockholders of Weirton, is expected to be completed during the third quarter of 1996. Ostrowski &
Company, Inc. represented Wesbanco and a fairness opinion will be provided to Weirton by LSC Financial Services, Inc.

	Edward M. George, President & Chief Executive Officer of Wesbanco, commented on the acquisition:

	We are extremely pleased to welcome the Bank of Weirton into the Wesbanco banking organization. The affiliation of Wesbanco and Bank of Weirton joins two of the safest, soundest, and strongest capitalized banking institutions in the State of West Virginia. We are looking forward to being able to provide expanded financial services and products to the businesses and residents of the Weirton and Hancock County area, which is undergoing considerable economic expansion due to its proximity to the new Pittsburgh International Airport.

	George M. Molnar, Chairman of the Board and President of Weirton, stated the following concerning the merger:

	We are pleased to become part of the WesBanco family of banks. WesBanco enjoys an excellent reputation in our industry with an historically sound mixture of growth and performance. This affiliation provides the opportunity to maintain our 'community bank' orientation and will allow for continuance of our on-going commitment to personal customer service. We look forward to this affiliation and await regulatory and stockholder approval of this decision convinced that everyone will benefit from it.

                            WesBanco, Inc
                        Proforma Balance Sheet
                          December 31, 1995
                       (In Thousands, Unaudited)



                                               Bank Of Consolidation  Proforma
                                   WesBanco    Weirton    Entries     Combined
                                   ---------------------------------------------


Cash and due from banks             $49,008      $5,155        $0       $54,163
Interest-bearing deposits               301           0         0           301
Federal funds sold                   14,230      23,000         0        37,230

Investment securities               423,153      99,135         0       522,288

Loans (net of unearned income)      850,568      43,352         0       893,920
  Less: reserve for possible
        loan losses                 (12,747)       (693)        0       (13,440)
                                  ----------------------------------------------
    Loans - net                     837,821      42,659         0       880,480

Bank premises and equipment          23,026       5,369         0        28,395
Other assets                         24,254       1,808         0        26,062
                                  ----------------------------------------------
TOTAL ASSETS                     $1,371,793    $177,126        $0    $1,548,919
                                ================================================



LIABILITIES
Total  deposits                   1,115,473     139,370         0     1,254,843

Short-term borrowings                71,494           0         0        71,494
Other liabilities                    14,786         981         0        15,767
                                 -----------------------------------------------
TOTAL LIABILITIES                 1,201,753     140,351         0     1,342,104
                                 -----------------------------------------------


SHAREHOLDERS' EQUITY
Common stock ($2.0833 par value;
25,000,000 shares authorized)        18,087      1,300      2,221        21,608
Capital surplus                      25,758      7,700     (2,221)       31,237
Market value adjustment on
investments available
for sale net of tax effect              849          0          0           849

Retained earnings                   131,527     27,775          0       159,302
   Less: Treasury stock              (5,038)         0          0        (5,038)
         Deferred benefits           (1,143)         0          0        (1,143)
                                  ----------------------------------------------
TOTAL SHAREHOLDERS' EQUITY          170,040     36,775          0       206,815
                                  ----------------------------------------------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY             $1,371,793   $177,126         $0    $1,548,919
                                 ===============================================

Primary Capital to Assets             13.20%     21.07%                   14.10%
Book Value                           $20.01     $21.76                   $20.30


Assumptions:
Conversion of Pooled Bank - 130 shares to 1








                                   WesBanco, Inc.
                          Proforma Summary Statement Of Income
                          For the Year Ended December 31,  1995
                    (in thousands, except for share and per share amounts)







                                            Bank Of  Consolidation  Proforma
                                WesBanco    Weirton     Entries     Combined
                               ----------------------------------------------


INTEREST INCOME:

Interest and fees on loans      $71,399        $4,401        $0     $75,800
Interest on investment
securities                       25,357         5,781         0      31,138
Other interest income             1,143             0         0       1,143
                                -------------------------------------------
    Total interest income        97,899        10,182         0     108,081
                                -------------------------------------------
INTEREST EXPENSE:

Interest on deposits             38,702         4,700         0      43,402
Other borrowings                  3,168             0         0       3,168
                                -------------------------------------------
    Total interest expense       41,870         4,700         0      46,570
                                -------------------------------------------
Net interest income              56,029         5,482         0      61,511
    Provision for possible
    loan losses                   2,770            18         0       2,788
                                -------------------------------------------
Net interest income after
provision for possible
loan losses                      53,259         5,464         0      58,723

Total other income               11,098           286         0      11,384
Total other expense              38,988         3,058         0      42,046
                               --------------------------------------------
Income before income tax         25,369         2,692         0      28,061
    Provision for income tax      7,180           576         0       7,756
                               --------------------------------------------
Net Income                      $18,189        $2,116        $0     $20,305
                               ============================================
Earnings Per Share                $2.13         $1.25                 $2.00
Average Shares Outstanding    8,470,328     1,690,000            10,160,328
Return on Assets                   1.35%         1.18%                 1.33%
Return on Equity                  11.12%         5.84%                10.16%

